No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933 as amended and, subject to certain exceptions, may not be offered or sold within the United States of America or to U.S. Persons. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States.

SHORT FORM PROSPECTUS
New Issue		September 25, 2003

NOVAGOLD RESOURCES INC.

$25,000,000

5,000,000 Units each Unit comprised of one Common Share and one-half of one Common Share Purchase Warrant

This short form prospectus (the “prospectus”) qualifies the distribution of 5,000,000 units (“Units”) of NovaGold Resources Inc. (“NovaGold” or the “Company”) for distribution by the Underwriters. Each Unit consists of one common share (a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of $7.00 for a period of 60 months from the closing date of this offering. The distribution of the Common Shares and Warrants comprising the Units is qualified hereunder. See “Plan of Distribution”.

Price: $5.00 per Unit

	Price to	Commission to	Net Proceeds to
	Public	Underwriters	Company(1)
Per Unit	$5.00	$0.25	$4.75
Total Offering(2)	$25,000,000	$1,250,000	$23,750,000

(1)	Before deduction of the expenses of this offering payable by the Company and estimated to be $200,000, which will be paid for by the proceeds from the sale of the Units. See “Use of Proceeds”.

(2)
The Company has granted to the Underwriters an option (the “Underwriters' Option”) to purchase up to an additional 2,000,000 Units at the offering price of $5.00 per Unit (the “Offering Price”), exercisable until 48 hours prior to the closing date of the offering. If the Underwriters' Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to the Company will be $35,000,000, $1,750,000 and $33,250,000, respectively. This short form prospectus qualifies the distribution of the additional Common Shares and Warrants comprising the Units issuable upon the exercise of the Underwriters' Option. See “Plan of Distribution”.

The price of the Units was determined by negotiation between the Company and Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. (collectively, the “Underwriters”).

- ii -

We, the Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by us in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

Subscriptions will be received subject to allotment in whole or in part and the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at closing which is expected to occur on or about October 1, 2003 or such later date as the Company and the Underwriters may agree, but in any event not later than October 15, 2003 (the “Closing Date”). The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See “Plan of Distribution”. Certain legal matters relating to the Units will be passed upon by Patterson Palmer, on behalf of NovaGold, and by Borden Ladner Gervais LLP, on behalf of the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NRI”. The closing price of the Common Shares on the TSX on September 11, 2003, the day prior to the pricing of the Units, was $5.15. The TSX has conditionally approved the listing on the TSX of the Common Shares and Warrants distributed hereunder and the Common Shares issuable upon the exercise of the Warrants. Listing is subject to the Company fulfilling all the requirements of the TSX on or before December 15, 2003.

An investment in the Units should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this short form prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Units. See “Risk Factors”.

In the opinion of counsel, the Common Shares and Warrants offered hereby will be qualified investments or not precluded as investments under certain statutes as described herein under “Eligibility for Investment”.

ELIGIBILITY FOR INVESTMENT

In the opinion of Patterson Palmer, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, having regard to legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares and Warrants offered hereunder (in the case of the Insurance Act (Ontario), only the Common Shares offered hereunder) will not, as of the date of issuance, be precluded as investments under the following statutes:

Bank Act (Canada)	The Trustee Act (Manitoba)
Cooperative Credit Associations Act (Canada)	Loan and Trust Corporations Act (Ontario)
Insurance Companies Act (Canada)	Pension Benefits Act (Ontario)
Trust and Loan Companies Act (Canada)	Trustee Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	Insurance Act (Ontario)
Financial Institutions Act (British Columbia)	Trustees Act (New Brunswick)
Pension Benefits Standards Act (British Columbia)	Pension Benefits Act (New Brunswick)
Loan and Trust Corporations Act (Alberta)	Trust and Loan Companies Act (Nova Scotia)
Alberta Heritage Savings Trust Fund Act (Alberta)	Trustee Act (Nova Scotia)
Employment Pension Plans Act (Alberta)	Pension Benefits Act (Nova Scotia)
Insurance Act (Alberta)	Insurance Companies Act (Newfoundland and
The Pension Benefits Act, 1992 (Saskatchewan)	Labrador)
The Insurance Act (Manitoba)	Pension Benefits Act, 1997 (Newfoundland and
The Pension Benefits Act (Manitoba)	Labrador)

In the opinion of such counsel, as of the date hereof, the Common Shares and Warrants are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the “Plans”) and registered education savings plans under the Income Tax Act (Canada) (the “Tax Act”) and, based in part on a certificate of an officer of the Company would not, as of the date hereof, constitute foreign property for such Plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Company with the securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)
the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended November 30, 2002 (the “Annual Financial Statements”), together with Management's Discussion and Analysis (“MD&A”) for such financial statements contained in the Company's 2002 annualreport;

(b)
the unaudited comparative interim financial statements for the six months ended May 31, 2003 and the notes thereto (the “Interim Financial Statements”) contained in the Company's quarterly report together with MD&A for such Interim Financial Statements;

(c)
the management information circular dated April 14, 2003 prepared in connection with the annual and special meeting of the shareholders of the Company held on May 28, 2003 with the exception of the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices” (the “Management Proxy Circular”);

(d)	the revised initial annual information form for the fiscal year ended November 30, 2002, dated July 22, 2003 (the “AIF”);

(e)
the material change report dated December 11, 2002 with respect to the transfer by Placer Dome U.S. Inc. to the Company of a 70% interest in the Donlin Creek Project, and the completion of the 2002 drill program at Donlin Creek;

(f)	the material change report dated December 30, 2002 with respect to the appointment of Don MacDonald as Senior Vice President and Chief Financial Officer of the Company;

(g)
the material change report dated January 30, 2003 with respect to the completion of final 2002 drill results at the Donlin Creek Project, and the initiation of second phase optimizing metallurgical studies;

(h)
the material change report dated February 6, 2003 with respect to the final assay results from the 2002 drill and trench program on the Rock Creek Project, and the initiation of a preliminary economic evaluation for the restarting of mining on the Nome Gold Project;

(i)
the material change report dated February 11, 2003 with respect to the election by Placer Dome U.S. Inc. to increase its interest by 40% in the Donlin Creek Project, and the acceleration of the development of the Nome Gold and Rock Creek Projects;

(j)	the material change report dated April 9, 2003 with respect to the completion of a new resource estimate for the Donlin Creek Project;

(k)
the material change report dated April 28, 2003 with respect to the initiation of the development drill program on the Rock Creek Project and the initiation of an independent economic assessment study on the Nome Gold Project;

(l)
the material change report dated May 1, 2003 with respect to the Company and Viceroy Resource Corporation forming a new exploration company called “SpectrumGold Inc.” to hold all of the Company's Yukon exploration properties;

(m)
the material change report dated June 4, 2003 with respect to the completion of the first phase development drilling at the Rock Creek Project, the election of the Board of Directors of the Company following the Annual General and Special Meeting of Shareholders, the resignation of Phil St. George as Vice-President of Exploration of the Company and the appointment of Joe Piekenbrock as Vice President of Exploration of the Company;

(n)
the material change report dated July 3, 2003 with respect to the finalization of the organization of SpectrumGold Inc. and its initiation of exploration programs in the Yukon, the continued development on the Company's advanced staged projects (Rock Creek, Nome Gold and Donlin Creek), and the appointment of Douglas Brown as Vice President Business Development of the Company;

(o)	the material change report dated July 30, 2003 with respect to the Company's interim unaudited financial statements for the six months ended May 31, 2003;

(p)
the material change report dated August 7, 2003 with respect to the completion of a positive independent economic assessment study at the Rock Creek Project, and summary results of the preliminary economic assessment on the Rock Creek Project;

(q)
the material change report dated August 11, 2003 with respect to the agreement, through SpectrumGold Inc., with QIT-Fer et Titane Inc. and Hudson Bay Mining and Smelting Co., Ltd. to acquire a 100% interest in the Galore Creek gold-silver-copper deposit in British Columbia, and the commencement of the exploration program at Galore Creek; and

(r)
the material change report dated August 13, 2003 with respect to the acquisition by the Company of Quest Capital Corporation's 16.3% interest in SpectrumGold Inc. and the initiation by SpectrumGold Inc. of a core drill program at the McQuesten Gold Project in the Yukon.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of NovaGold Resources Inc., at Four Bentall Centre, #3454 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8, Telephone: (604) 669-6227. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated herein by reference contain forward-looking statements concerning anticipated developments in the Company’s operations in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this short form prospectus under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY

All dollar amounts in this short form prospectus are expressed in Canadian dollars unless otherwise indicated.

THE COMPANY

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, B3J 2N9. The Company's principal office is located at Four Bentall Centre, #3454-1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8.

The Company has the following material direct and indirect wholly owned subsidiaries:

(a)	Alaska Gold Company, which was incorporated under the laws of Delaware and holds certain property interests in Alaska;

(b)	NovaGold Resources Alaska, Inc., which was incorporated under the laws of Alaska and holds certain property interests in Alaska;

(c)	NovaGold (Bermuda) Alaska Limited , which was incorporated under the laws of Bermuda and is the holding company for Alaska Gold Company and NovaGold Resources Alaska, Inc.; and

(d)	NovaGold Resources (Bermuda) Limited, which was incorporated under the laws of Bermuda and is a holding company for NovaGold (Bermuda) Alaska Limited.

In addition, the Company holds a 59.17% equity interest in SpectrumGold Inc. which was incorporated under the laws of British Columbia and holds certain property interests in British Columbia and the Yukon.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries.

In this short form prospectus, unless the context requires, a reference to the “Company” or “NovaGold” means NovaGold Resources Inc. and all its subsidiaries on a consolidated basis.

BUSINESS OF THE COMPANY

Overview

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory. Five of these properties, the Donlin Creek, Rock Creek, Nome Gold, Shotgun and Galore Creek properties are advanced stage exploration projects with defined gold resources undergoing plans for development. The remaining properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. The Company is also engaged in the sale of construction aggregates and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Rock Creek

In March 2000 the Company reported an internal resource estimate for the Rock Creek project. This internal resource estimate, outlined on page 15 of the AIF, used a 1.0 gram per tonne cut off grade and identified a measured resource of 3.0 million tonnes that contains 273,000 ounces of gold at an average grade of 2.8 grams per tonne, an indicated resource of 3.4 million tonnes that contains 282,000 ounces of gold at an average grade of 2.7 grams per tonne and an additional inferred resource of 2.9 million tonnes that contains 303,000 ounces of gold at an average grade of 2.8 grams per tonne. The Company subsequently retained the independent engineering firm, Norwest Corporation, to complete an independent economic assessment study of the Rock Creek project. Under the terms of engagement, Norwest Corporation was not engaged to prepare a new resource estimate for the Rock Creek project. In its report dated August 13, 2003 as amended September 22, 2003 titled "Preliminary Economic Study, Rock Creek Project, Nome, Alaska," Norwest Corporation did not classify the resource and therefore included all the resource for the Rock Creek project in the inferred category for purposes of its economic analysis. Due to the uncertainty which may attach to the inferred category, it cannot be assumed that all or any part of the inferred resources will be upgraded. A prospective purchaser of the Units is cautioned that confidence in the inferred category is generally insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability. The Company is currently undertaking an infill delineation drilling program, the results of which will be reviewed by an independent consultant to determine the extent of the measured and indicated resource for the Rock Creek project.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at November 30, 2002, May 31, 2003 and as at May 31, 2003 after giving effect to the offering. The table should be read in conjunction with the audited Annual Financial Statements of the Company for the year ended November 30, 2002 and Management Discussion and Analysis for the year ended November 30, 2002 incorporated by reference in this short form prospectus.

			As at May 31, 2003
	As at	As at	after giving effect to
	November 30, 2002	May 31, 2003	offering(1)
	(dollars in millions)	(dollars in millions)	(dollars in millions)

Cash and cash equivalents	$20.4	$12.9	$36.5

Long term debt	$0.0	$0.0	$0.0

Capital stock	111.4	111.8	135.4
Contributed surplus	0.8	0.8	0.8
Deficit	(67.3)	(72.1)	(72.1)
Consolidated capitalization	$44.9	$40.5	$64.1

(1)    After deduction of the Underwriters' fee and the estimated expenses of this offering but before exercise of the Underwriters' Option.

RISK FACTORS

An investment in the Units of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. In addition to the risks and uncertainties set out in the Company's AIF, its audited Annual Financial Statements for the year ended November 30, 2002 and the Management Discussion and Analysis for the year ended November 30, 2002, a prospective purchaser of Units should consider the following risks:

No Production History

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are therefore currently under development. The development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result the Company is subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Potential Inaccuracy of Mineralization Estimates

Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold and other metals made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties and mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon actual production experience. Extended declines in market prices for gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of other mineralization, or of the Company’s ability to extract this other mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at the Company’s properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Development Risks

None of the Company’s mineral properties, including the Donlin Creek, Nome Gold, and Rock Creek Projects has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. See “Volatility of Metals Prices” below. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by the Company’s studies and estimates.

There are a number of uncertainties involved in the development and construction of any new mine, including the Donlin Creek, Rock Creek and Nome Gold Projects. See “Advanced Project Risks” below. These uncertainties include:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labour, power, water and transportation facilities;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that the Company’s future development activities will result in profitable mining operations.

Advanced Project Risks

Completion of the development of the Company’s advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for financing, power, transportation, construction, contract mining and smelting, or the availability, terms, conditions and timing of required government approvals. The lack of availability on acceptable terms or the delay in any one or more of these items could delay or prevent their development. There can be no assurance that:

  the development of the Company’s advanced projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

If the actual cost to complete the development of the Company’s advanced projects is significantly higher than expected, there can be no assurance that the Company will have enough funds to cover these costs or that it will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of the Company’s advanced projects on a timely basis, or to achieve anticipated production volume, could have a material adverse effect on the Company’s future results of operations and financial condition.

The successful development of the Donlin Creek Project is subject to the other specific risk factors described herein.

Donlin Creek Project Risks

Within the terms of their back-in agreement with the Company, Placer Dome U.S. Inc. ("Placer Dome") now manages Donlin Creek’s feasibility and permitting processes, and will oversee any future mine development and operation. The Company cannot direct Placer Dome’s activities as manager and, therefore, cannot fully predict the pace nor the scale of the project’s permitting and future development. Furthermore, Placer Dome may cease to be the project manager if it elects to terminate its agreement with the Company. In the event of termination, Placer Dome will at its election, either retain a 30% interest in the project with NovaGold retaining its 70% interest and managing the Donlin Creek project thereafter or revert to an entitlement to royalty payments equal to 5% of the revenues from production at the Donlin Creek Project (less the costs of commercial production, including exploration, capital and operating costs).

Volatility of Metals Prices

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic crises;
  demand for jewellery and industrial products containing gold; and
  sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

The aggregate effect of these factors is impossible for the Company to predict. Decreases in gold prices could affect the Company’s ability to finance the development of its properties, including the Donlin Creek, Rock Creek, and Nome Gold Projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that gold prices will remain at current levels nor that they will improve.

Uncertainty and Cost of Mineral Exploration and Acquisition

All of the Company’s properties are currently in the exploration stage and the Company has not yet determined if any of its properties contain an economically feasible resource. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See “Competition” below. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

If the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights, or that the Company’s exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations in any of the Company’s properties, including the Donlin Creek, Rock Creek and Nome Gold Projects.

Title

The Company’s policy is to seek to confirm the validity of rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on its properties as permitted or to enforce its rights with respect to its properties.

Requirement of External Financing

The Company will need external financing to develop and construct the Donlin Creek, Rock Creek and Nome Gold Projects and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop is expected to require significant capital expenditures. There can be no assurance at all that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

Environmental Regulations

The current and anticipated future operations of the Company, including further exploration, development activities and commencement of production on its properties, require permits from various United States and Canadian Federal, State, Provincial, Territorial and local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Ongoing Reclamation

The Company mined silver and gold from the Murray Brook mine located in northern New Brunswick until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, the Company may be required to fund this work which could have a negative effect on the Company’s financial position.

Litigation

During 1992, the limited partners of the Murray Brook Processing Limited Partnership, the entity established to operate the processing facility at the Murray Brook mine, commenced a legal action against the Company and its wholly-owned subsidiary, Murray Brook Resources Inc., seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. While the Company is of the opinion that this claim is without merit, there is no certainty of the outcome. No provision has been recorded in the accounts of the Company respecting this litigation.

Placer Dome and Calista’s Back-in Rights Could Dilute the Company’s Interest in the Donlin Creek Project

The Company has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista Corporation (“Calista”), a regional native corporation, retain the rights to reacquire a portion of the project. In Placer Dome’s case this right allows it to increase its current 30% interest to 70% by, before November 14, 2007, spending three times the Company’s past expenditures on the project, completing and providing a feasibility study to the Company and receiving the approval of the Board of Directors of Placer Dome to construct a mine at the Donlin Creek Project with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year during the first five years after commencement of commercial production. In Calista’s case, an interest between 5% to 15% can be earned at the time of project development upon payment of a pro rata share of project capitalized costs. If the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek Project would decline to 25.5%.

Management of Growth

The Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, it will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

The mining industry is intensely competitive. Many of the significant, multinational precious metals mining companies may become interested in any number of the Company’s current mineral properties or in the types of mineral properties on which the Company is focused. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company has. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Possible Dilution to Present and Prospective Shareholders

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company’s Share Price Has Historically Been Volatile

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile. The Company’s shares have traded in a range between approximately $0.15 and $6.00 in the last three years.

History of Net Losses

As an exploration company that has no mineral production history, the Company has incurred losses since its inception and is expected to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $3.5 million for the year ended November 30, 2002; and
  $0.5 million for the year ended November 30, 2001.

The Company had an accumulated deficit of $67.3 million as of November 30, 2002 and $72.1 million as of May 31, 2003.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Requirement for and Uncertainty of Access to Additional Capital

The Company had working capital of approximately $16.6 million as of November 30, 2002 and $12.6 million as of May 31, 2003. The Company has obligations to make annual payments and to complete annual work commitments on its properties totalling approximately $1 million during this fiscal year ending November 30, 2003. The Company intends to fund its plan of operations from working capital, the proceeds of this offering and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production and generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in or incorporated by reference into this short form prospectus.

Dependence on Key Personnel

The Company is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel focused on managing the Company’s interests and relationship with Placer Dome at Donlin Creek, the advancement and development of the Rock Creek and Nome

Gold projects, as well as the identification of new opportunities for growth and funding. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of its activities may have a material adverse effect on the Company’s business or future operations.

Possible PFIC Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that NovaGold may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or NovaGold may become a PFIC in the future. Generally, NovaGold will be classified as a PFIC for United States federal income tax purposes in any taxable year in which either 75% of its gross income is "passive income", or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets. If NovaGold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income allocated rateably over the U.S. taxpayer's holding period and to pay an additional interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of NovaGold. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of NovaGold’s net capital gain and ordinary earnings for any year in which NovaGold is a PFIC, whether or not NovaGold distributes any amounts to its shareholders. A U.S. taxpayer may only make a QEF election if NovaGold satisfies certain information reporting requirements and related record keeping requirements, and there can be no assurance that NovaGold will satisfy such requirements. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

PLAN OF DISTRIBUTION

Under an agreement (the “Underwriting Agreement”) dated as of September 15, 2003 between the Company and Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. (collectively, the “Underwriters”), the Company has agreed to sell, and the Underwriters have agreed to purchase on the closing date, 5,000,000 Units at a price of $5.00 per Unit payable in cash (net of Underwriters' fees) to the Company against delivery of the Common Shares and Warrants comprising the Units. Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at a price of $7.00 for a period of 60 months from the closing date of this offering. The Company has also granted to the Underwriters an option to purchase up to an additional 2,000,000 Units (the “Underwriters' Option”) at the offering price, exercisable until 48 hours prior to the closing date. This prospectus qualifies the distribution of the additional Common Shares and Warrants comprising the Units issuable upon the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement, subject to certain exceptions. The offering price of the Units has been determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company agreed to pay to the Underwriters a fee equal to 5.0% of the gross proceeds from the issue and sale of the Units and to reimburse the Underwriters for certain expenses relating to this offering and the Company agreed to indemnify the Underwriters against certain liabilities.

The Company further agreed that it will not, for a period of 90 days from the Closing Date without prior written consent of the Underwriters, authorize, issue or sell any Common Shares or securities convertible into Common Shares, subject to certain exceptions.

The TSX has conditionally approved the listing on the TSX of the Common Shares and Warrants distributed hereunder and the Common Shares issuable upon the exercise of the Warrants. Listing is subject to the Company fulfilling all the requirements of the TSX on or before December 15, 2003.

Pursuant to the policies of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units, the Common Shares and the Warrants comprising the Units and the common shares issuable upon exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state, and subject to certain exceptions, may not be offered or sold within the United States . Each Underwriter has agreed that it will not offer or sell the Units within the United States except in accordance with Rule 144A under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Units within the United States by any dealer, (whether or not participating in this offering,) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Patterson Palmer, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations relevant to subscribers of Common Shares and Warrants comprising the Units who are resident in Canada, deal at arm's length and are not affiliated with the Company and who will acquire and hold such Common Shares and Warrants as capital property, all within the meaning of the Tax Act. Any Common Shares and Warrants will generally be considered to be capital property to a holder unless the holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian Security” (as defined by the Tax Act), which would not include the Warrants, owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by the Minister of Finance prior to the date hereof, and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency (“Revenue Canada”). This summary assumes that the Tax Act Proposals will be enacted as proposed and does not take into account or anticipate any other changes in law whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that such Tax Proposals will be enacted as proposed or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not intended to constitute income tax advice to any particular purchaser. This summary does not apply to purchasers that are “financial institutions” for purposes of the mark-to-market provisions of the Tax Act. Purchasers are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

Purchasers of Units will be required to allocate the purchase price of each Unit between the Common Share and the one-half of a Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company will also be required to allocate the amount received for each Unit between the Common Share and the one-half of a Warrant on a reasonable basis for the purposes of the Tax Act. Counsel have been advised that the Company, for its purposes, will allocate, $4.90 of the full purchase price of $5.00 for each Unit to the one Common Share and $0.10 to the one-half of one Warrant comprised in each Unit. The Company believes that such allocation is reasonable; however, such allocation will not be binding on Revenue Canada.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Warrant holder upon the exercise of a Warrant. The holder's cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. In the event of the expiry of an unexercised Warrant, the Warrant holder will realize a capital loss equal to the adjusted cost base of the Warrant to the Warrant holder.

Disposition of Common Shares and Warrants

A purchaser who disposes of or is deemed to have disposed of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) or a Warrant (other than a disposition arising on the exercise of a Warrant) will realize a capital gain, or incur a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceeds or is exceeded by the aggregate of the adjusted cost base of such Common Share or Warrant, respectively, and any reasonable expenses associated with the disposition.

One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. A capital loss realized on a disposition or deemed disposition of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received by the holder on such shares.

Capital gains realized by an individual or trust, other than certain specified trusts, may result in the individual or trust paying alternative minimum tax under the Tax Act. The difference between alternative minimum tax paid and the regular tax payable may be claimed as a credit to offset regular tax payable by the individual or trust in any of the following seven years to the extent that regular tax payable exceeds the alternative minimum tax amount in that subsequent year.

A holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

The adjusted cost base to a purchaser of a Warrant acquired as part of a Unit will be determined by averaging the cost of the Warrant with the adjusted cost base of all identical Warrants held at that time by the purchaser. Similarly, the adjusted cost base to a purchaser of a Common Share acquired either as part of a Unit or pursuant to the exercise of a Warrant will be determined by averaging the cost of that Common Share with the adjusted cost base of all Common Shares held at the time by the purchaser.

Taxation of Dividends Received by Holders of Common Shares

A holder of Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) will receive the normal treatment under the Tax Act applicable to dividends received from a corporation resident in Canada. That is, a holder who is an individual will be subject to the usual gross-up and dividend tax credit rules under the Tax Act. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A holder that is a

“private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) to the extent that such dividends are deductible in computing the corporate holder's taxable income. This tax will be refunded to the corporation at the tax of $1 for every $3 taxable dividend paid while it is a private corporation.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the 5,000,000 Units will be $23,550,000, after deducting the Underwriters' fees and the estimated expenses of this offering. If the Underwriters' Option is exercised in full, the net proceeds of this offering after deducting the Underwriters' fees and the estimated expenses of this offering will be $33,050,000.

The Company intends to use approximately $16,000,000 of such proceeds for development of the Rock Creek project including metallurgical and geotechnical testing, environmental baseline monitoring, and permitting, detailed design and engineering, and initial equipment procurement; a further $6,000,000 for development of the Nome Gold project including completion of an independent preliminary economic assessment study, metallurgical and geotechnical testing, environmental baseline monitoring, and permitting, detailed design and engineering, and initial equipment procurement; and the balance of $1,550,000 of the proceeds, before possible exercise of the Underwriters' Option, for general corporate purposes.

The Company intends to spend the funds available to it as stated in this short form prospectus, however there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

DESCRIPTION OF SECURITIES BEING OFFERED

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on the Company's dividend policy, see “Dividend Policy” in the AIF incorporated herein by reference.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's articles of incorporation and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

The following represents the Company's share capital both before and after the issuance of the 5,000,000 Units offered hereunder:

	Number of	Outstanding on	Outstanding on	As at September 16, 2003
Designation of	Shares	November 30,	September 16,	after giving effect to this
Shares	Authorized	2002	2003(1)	Offering(2)

Common	100,000,000	42,494,815	42,934,553	47,934,553

(1)
As at September 16, 2003, the Company had a number of securities outstanding and is party to a number of agreements which could result in the issuance of up to 8,721,580 additional Common Shares of the Company. See the Annual Financial Statements and Interim Financial Statements of the Company, incorporated herein by reference.

(2)	Excludes the exercise of Warrants. If the Underwriters' Option is exercised in full, this figure will be increased by an additional 2,000,000 Common Shares, for a total of 49,934,553 Common Shares.

Warrants

The Warrants will be issued in registered form under, and be governed by, an indenture to be dated as of the closing date of this Offering (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Trustee”), as trustee thereunder. The Company has appointed the principal offices of the Warrant Trustee in Vancouver and Toronto as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Common Shares and the Warrants comprising the Units will separate immediately upon closing of this Offering. Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of $7.00 per Common Share. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 4:30 p.m. (Vancouver time) on the date that is 60 months from the closing of this Offering, after which the Warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants in certain circumstances, including:

(i)
the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers, employees or service providers stock options granted under the Company's stock option plan);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)
the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the shares of any class other than the Common Shares of evidences of indebtedness or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Company's subsidiaries) of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give public notice of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting; or (2) instruments in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants.

The Warrants and the common shares issuable upon exercise of the Warrants have not been and will not be registered under the 1933 Act. Certificates representing Warrants issued to Canadian purchasers will bear a restrictive legend to the effect that the Warrants may not be transferred to, or exercised by, any U.S. person, by any person in the United States or by any person for the account or benefit of a U.S. person or a person in the United States (as such terms are defined in Regulation S under the 1933 Act).

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent of the Common Shares is Computershare Trust Company of Canada, at its principal offices located in Toronto and Halifax, Nova Scotia.

EXPERTS

Certain technical information relating to the Company's properties contained in the AIF and incorporated by reference into this short form prospectus is based upon:

(a)	a report dated February, 2002 titled “Technical Report, Donlin Creek Project, Alaska” prepared by independent engineering firm, AMEC E&C Services Limited of Vancouver (“AMEC”);

(b)	a report dated March, 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska” prepared by AMEC;

(c)	a report dated April, 2002 titled “Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska” prepared by Avalon Development Corporation;

(d)	a report dated April, 2002 titled “Summary Report for the Nome Gold and Gravel Project, Seward Peninsula Alaska” prepared by Avalon Development Corporation;

(e)	a report dated April, 2002 titled “Summary Report for the Shotgun Gold Prospect, Kuskokwim Mineral Belt, Alaska” prepared by Avalon Development Corporation; and

(f)	a report dated August 13, 2003, as amended September 22, 2003, titled “Preliminary Economic Study, Rock Creek Project, Nome, Alaska" prepared by Norwest Corporation.

As of the date hereof, each of AMEC E&C Limited, Avalon Development Corporation and Norwest Corporation owns less than 1% of the outstanding Common Shares.

LEGAL MATTERS

Certain legal matters relating to this offering have been and will be passed upon on behalf of the Company by Patterson Palmer and on behalf of the Underwriters by Borden Ladner Gervais LLP. As at the date hereof, partners and associates of Patterson Palmer and Borden Ladner Gervais LLP as a group, own less than 1% of the outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: September 25, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(signed) Rick Van Nieuwenhuyse	(signed) R.J. (Don) MacDonald
President, Chief Executive Officer and Director	Senior Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Clynton Nauman	(signed) James Philip
Director	Director

CERTIFICATE OF UNDERWRITERS

Dated: September 25, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

SALMAN PARTNERS INC.

(signed) Alan C. Herrington

CANACCORD CAPITAL CORPORATION

(signed) James M. Brown

BMO NESBITT BURNS INC.	FIRST ASSOCIATES INVESTMENTS INC.

(signed) Graeme N. Falkowsky	(signed) Patrick S. Leung

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

September 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Officer of the Administrator of Securities of New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

AUDITORS' CONSENT

Dear Sirs:

We have read the short form prospectus of NovaGold Resources Inc. (the "Company") dated September 25, 2003 relating to the issue and sale of 5,000,000 units at a price of $5.00 per unit of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with the offering documents.

We consent to the use in the above-mentioned prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at November 30, 2002 and 2001 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year periods ended November 30, 2002. Our report is dated March 25, 2003.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Celebrating 90 years in British Columbia

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.